Exhibit 99.1

Dominion Diamond Corporation Reports Fiscal 2015 First Quarter Results

TORONTO, CANADA (June 11, 2014) – Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company”) today announced its fiscal 2015 first quarter results for the period ended April 30, 2014.

Robert Gannicott, Chairman and Chief Executive Officer stated: “A year on from our purchase of the Ekati operation, we continue to improve ore production and recoveries as we develop new ore sources. The receipt of full operating permits for the Lynx open pit development in less than a year from application speaks better than words about the determination of a newly empowered Government of the Northwest Territories to effectively manage through this transition and to support well planned resource development.”

Diamond Market
Sentiment at the very important JCK Las Vegas show in June reflected the optimism of the US retail market. Demand continues to be steady from China and is picking up from India.

First Quarter Highlights
The first quarter of fiscal 2015 marks the anniversary of the divestiture of the Company’s luxury business and the acquisition of the Ekati Diamond Mine. The Company is now focused on delivering enhanced value from its world class diamond mines: an 80% interest in the Ekati Diamond Mine and a 40% interest in the Diavik Diamond Mine. The Company is well-funded and has a strong balance sheet.

  During the first quarter, both the Ekati Diamond Mine and the Diavik Diamond Mine performed well. Production at both mines was substantially ahead of expectations.
  An improved plan has been developed for mining the Jay kimberlite, the largest diamondiferous resource in North America.
  A total of $163 million of capital expenditure remains to be spent on the Misery push-back before bringing the Misery Main Pipe, which at 4 carats a tonne is one of the richest ore bodies in the world, into full production at the beginning of calendar 2016.
  The Company has received the amended Ekati Water License to now incorporate the Lynx development.
  A decision on the development of the A-21 pipe at the Diavik Diamond Mine is expected later this year.
Consolidated Financial Highlights (in millions of US dollars except earnings per share)		Q1 2015	Q1 2014
Dominion Diamond Corporation	Sales Cost of Sales Gross Margin Gross Margin (%) Selling general & administration Operating profit from continuing operations EBITDA from continuing operations EBITDA Margin (%) Earnings per share	175.5 137.7 37.8 21.6% 7.1 30.7 69.6 39.6% 0.17	108.8 81.5 27.3 25.1% 16.8 10.5 30.7 28.2% 0.04

Excluded from the Ekati sales recorded in the first quarter 2015 were estimated sales of $6.9 million of rough diamonds recovered from the satellite material at the Misery South and Southwest kimberlite pipes, as this material was excavated during the pre-stripping operations for the Misery Main Pipe. The Company estimates that consolidated gross margin and EBITDA margin would have been approximately 23.0% and 40.4%, respectively, if the carats sold from material excavated from the Misery South & Southwest kimberlite pipes were recognized as revenue.

Exploration expense of $9.0 million was incurred during the first quarter ($1.0 million in Q1 2014). Included in exploration expense for the first quarter is $8.7 million of exploration work on the Jay pipe within the Buffer Zone at the Ekati Diamond Mine.

Two rough diamond sales were completed by the Company during the first quarter. The third rough diamond sale of fiscal 2015, which commenced in the last week of April and only finished in the first week in May, will be included as one of the three sales in the second quarter of fiscal 2015. As of April 30, 2014, the Company held rough diamond inventory with a market value of approximately $285 million and total cash and cash equivalents of $328 million ($212.5 million of cash and $115.6 million of restricted cash).

Jay Project Update
An improved plan for mining the Jay kimberlite pipe, which simplifies construction and has a reduced impact on the water and fish population compared to the initial plan, has been introduced to the Northwest Territories regulatory bodies and the impacted communities. Improvements to diamond prices and an improved understanding of the geology of the kimberlite and surrounding rocks supports the mining of Jay alone without the early support of the Cardinal pipe. The changes, which have been received with enthusiastic support, reduce both the expected timeline and the environmental footprint of the project. This gives enhanced assurance of the release of ore from Jay in late calendar 2019 to meet the completion of the current ore reserves. The “Developer’s Assessment Report” for the project will be filed with the regulator in September this year in anticipation of ministerial approval from the Government of the Northwest Territories in the fall of next year.

Operational Summary
The stronger than expected production results at the Ekati Diamond Mine for the first quarter reflect the Company’s strategy for fully utilizing the processing plant capacity, higher than expected grades in the reserve feed and an increase in diamond recovery (primarily of smaller diamonds) due to operational improvements to the processing plant implemented by the Company over the last 8 months. The Company estimates that process plant improvements to date have increased the recovered grade during the first quarter, albeit in predominantly smaller diamonds, by approximately 15%.

Ore processing at the Diavik Diamond Mine was 11% ahead of plan as a result of greater ore availability, higher mining rates and improved equipment availability, equipment efficiencies and utilization of the processing plant.

Rough Diamond Production		Q1 2015	Q1 2014[1]
Ekati Diamond Mine (100%)	Tonnes processed (‘000’s)	962	206
Three months ended April 30	Carats Recovered (‘000’s)	561	82
	Grade (carats per tonne)	0.58	0.58
Diavik Diamond Mine (40%)	Tonnes processed (’000’s)	235	202
Three months ended March 31[2]	Carats Recovered (‘000’s)	746	778
		2.91[3]	3.67[3]
	Grade (carats per tonne)

1The Q1 2014 amounts for the Ekati Diamond Mine are for the period from April 10, 2013 (the date of acquisition by the Company of its interest in the Ekati Diamond Mine) to April 30, 2013.
2 The Diavik Diamond Mine reports on a calendar quarter, whereas the Ekati Diamond Mine reports to the Company’s fiscal quarter. For the three months ended April 30, 2014, the Diavik Diamond Mine (on a 40% basis) produced 735,000 carats from the processing of 236,000 tonnes of ore. The last month of this production is not included in the Company’s first quarter financial results, as the Company reports Diavik results on a one-month lag.
3 Grade adjusted to exclude Coarse Ore Rejects (COR). COR is not included in the reserves and is therefore incremental production.

Ekati and Diavik Summary (in millions of US dollars, except carats sold)		Q1 2015	Q1 2014 [1]
Ekati Diamond Mine (100%)	Sales[2] Carats sold (‘000’s)	92.8 259	20 12
	Cash Cost of Production Cost of Sales Gross Margin Gross Margin (%) Operating Profit Depreciation & amortization EBITDA EBITDA Margin (%) Capital Expenditures	89.9 81.4 11.4 12.3% 9.9 20.2 30.1 32.4% 49.2	17.4 19.6 0.3 1.4% (0.2) 0 (0.2) -1.2% 8.8
Diavik Diamond Mine (40%)	Sales Carats sold (‘000’s)	82.7 582	88.9 783
	Cash Cost of Production Cost of Sales Gross Margin Gross Margin (%) Operating Profit Depreciation & amortization EBITDA EBITDA Margin (%) Capital Expenditures	39.2 56.2 26.4 32.0% 25.5 18.4 43.9 53.0% 6.8	42.9 61.9 27.0 30.4% 25.9 19.9 45.8 51.5% 10.2

1The Q1 2014 amounts for the Ekati Diamond Mine are for the period from April 10, 2013 (the date of acquisition by the Company of its interest in the Ekati Diamond Mine) to April 30, 2013.

2 Excluded from the Ekati sales recorded in the first quarter 2015 were estimated sales of $6.9 million of rough diamonds recovered from the satellite material at the Misery South and Southwest kimberlite pipes, as this material was excavated during the pre-stripping operations for the Misery Main Pipe. The Company estimates that the Ekati gross margin and EBITDA margin would have been approximately 15.6% and 34.3%, respectively, if the carats sold from material excavated from the Misery South & Southwest kimberlite pipes were recognized as revenue.

Diamond Inventory (in millions of US dollars, except carats)		April 30, 2014	January 31, 2014
Ekati Diamond Mine (100%)	Carats (million) At Cost Estimated Market Value	0.8 170 200	0.5 130 140
Diavik Diamond Mine (40%)	Carats (million) At Cost Estimated Market Value	0.7 60 85	0.4 50 65
Consolidated Diamond Inventory	Estimated Market Value of Total Inventory[1]	285	205

1 Includes an estimated $65 million (at market value) of discretionary stock held back from sale at April 30, 2014.

Cash (in millions of US dollars)		April 30, 2014	Jan 31, 2014
Consolidated Balance Sheet	Restricted cash Unrestricted cash Total cash	115.6 212.5 328.1	113.6 224.8 338.4

Diamond Prices
April/May 2014 Average Price per Carat (in US dollars)

Diavik Ore Type		Ekati Ore Type[1]

A-154 South	$145	Koala	$395
A-154 North	$190	Koala North	$440
A-418	$105	Fox	$315
Coarse Ore Rejects	$50	Misery Satellite Pipes	$80 - 100
		Coarse Ore Rejects	$65 - 120
Rough Diamond Prices		Recovered Small Diamonds	$70 - 100
January to June, 2014	+8%

1The Ekati prices do not reflect the increased recovery of small diamonds from the improvements in processing so as to be consistent with the Company's current reserve estimates. The rough diamond price of the additional recovered small diamonds at Ekati is estimated at between $70 and $100 per carat.

Full Year Guidance (in millions of US dollars) [1]	Cash Costs[2]	Depreciation & Amortization	Cost of Sales	Capital Expenditures[2]
Ekati Diamond Mine (100%) Diavik Diamond Mine (40%)	345 150	125 95	490 275	180 19

1 Assuming an average Canadian/US dollar exchange rate of $1.10.
2 The guidance on capital expenditures and cash costs of production for Diavik are for the calendar year ending December 31, 2014; all others are for the fiscal year ending January 31, 2015.

Had the Company sold only the last production shipped in the first quarter, the estimated price based on the prices achieved in the May 2014 sale, would have been:
Ekati Diamond Mine (100%)	approximately $281 per carat
Diavik Diamond Mine (40%)	approximately $120 per carat

Non-IFRS Measures
The terms EBITDA, EBITDA margin and cash cost of production do not have standardized meanings according to International Financial Reporting Standards. See “Non-IFRS Measures” in the Company’s First Quarter Management’s Discussion and Analysis for additional information.

Conference Call and Webcast
Beginning at 8:30AM (ET) on Thursday, June 12th, the Company will host a conference call for analysts, investors and other interested parties. Listeners may access a live broadcast of the conference call on the Company's web site at www.ddcorp.ca or by dialing 866-515-2915 within North America or 617-399-5129 from international locations and entering passcode 36919939.

An online archive of the broadcast will be available by accessing the Company's web site at www.ddcorp.ca. A telephone replay of the call will be available one hour after the call through 11:00PM (ET), Thursday, June 26th, 2014 by dialing 888-286-8010 within North America or 617-801-6888 from international locations and entering passcode 66271254.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines. Both mines are located in the low political risk environment of the Northwest Territories in Canada.

The Company operates the Ekati Diamond Mine through its 80% ownership as well as a 58.8% ownership in the surrounding areas containing additional resources, and also owns 40% of the Diavik Diamond Mine. It supplies rough diamonds to the global market through its sorting and selling operations in Canada, Belgium and India and is the world’s third largest producer of rough diamonds by value.

For more information, please visit www.ddcorp.ca

Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@ddcorp.ca